August 29, 2013

Mr. Karl Hiller

Branch Chief

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                                                                             NYTEX Energy Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012, filed March 20, 2013

File No. 000-53915

Dear Mr Hiller:

This letter sets forth the responses of NYTEX Energy Holdings, Inc., a Delaware corporation (“NYTEX”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 19, 2013 (the “Comment Letter”), with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis

Results of Operations

Revenue, page 30

1.                                      We note you report revenues for land services of $3.8 million and for the sale of oil and gas interests of $2 million for the year ended December 31, 2012.  Clarify for us whether you have a substantial performance obligation or retained interest associated with your land services or with your sale of oil and gas interests.  If so, describe your transactions in more detail including but not limited to the following:

•                                          The nature and extent of future performance obligations,

•                                          The percentage of interest sold versus retained, and whether you are the operator of the property,

•                                          How amounts received were allocated among oil and gas interests sold, interests retained, land services provided, and your reasons thereof.

12222 Merit Drive • Suite 1850 • Dallas, Texas 75251 • 972.770.4700

Additionally, tell us how you have considered the guidance in FASB ASC 932-360-40-4 to 40-8 and 55-2 to 55-14 in accounting for these transactions.

Response:

NYTEX provides land services to its customers in the form of lease acquisition, title examination and curative services, ownership reports — lease takeoffs, lease due diligence, mapping, and project management.  Income from such services is recognized under two distinct processes, with both recognized as revenue as part of NYTEX’s ongoing principal operations.  However, the services performed by NYTEX are generally the same for both processes.  In neither process do we retain any of the interest sold nor do we operate the undeveloped property. The two processes are:

•                                          Land services revenue — NYTEX provides land services to its customers by identifying the landowners, performing various land services including title work, curative title services, and negotiating the leasehold price with the landowner.  The buyer (NYTEX’s customer) pays the landowner directly for the undeveloped lease acreage.  NYTEX does not take title to the leasehold acreage and the buyer’s purchase from the landowner is non-recourse.  For its services, NYTEX receives fees directly from its customer for services provided for clearing title, etc., generally  based on a per acre amount.   There is no substantial performance obligation or a retained interest by NYTEX, as we do not obtain an interest in the leasehold acreage, only our customer (not a conveyance of interests).

•                                          Sale of oil and gas interests — As there is a very competitive market to purchase oil and gas lease interests, especially in newer oil and gas plays with increasing acreage costs, NYTEX may purchase undeveloped leasehold acreage from landowners and take title to the leasehold.  However, holding the leasehold acreage is generally short term in nature (less than 90 days) as we only acquire the undeveloped property when specific customers have already agreed to the 100% re-purchase of the leasehold acreage from NYTEX.   Accordingly, we do not acquire the leasehold acreage on a speculative basis nor for our own development.   There is no substantial performance obligation or retained interest by NYTEX as all land services have been performed and NYTEX sells 100% of the leasehold interest.  The difference between the sale price and the amount (cost) paid for the lease by NYTEX is recognized as a gain on sale in accordance with ASC 932-360-55-8.  Such gains are not deemed to be incidental or peripheral transactions as providing land services and facilitating the purchase of oil and gas leasehold interest for its customers are transactions that are part of NYTEX’s principal ongoing operations, thus reported within the Company’s revenues.

In the future, we will revise our disclosures with regards to our revenue recognition policy to describe the above transactions in greater detail.

NYTEX acknowledges that:

•                                          NYTEX is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          NYTEX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions regarding our responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to call the undersigned at (972) 770-4709 at your convenience.

Very truly yours,

/s/ Bryan A. Sinclair
Bryan A. Sinclair
Vice President and
Chief Financial Officer